UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 30, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

NEWS RELEASE

Release 10-2004

August 30, 2004

 Trading Symbol:  WTC:TSX

WTZ: AMEX

For immediate release

WESTERN SILVER DISCOVERS MORE HIGH-GRADE GOLD MINERALIZATION AND EXPANDS THE SIZE OF THE GOLD ZONE AT PEÑASQUITO

Free gold and gold-silver tellurides identified at Peñasco

VANCOUVER, B.C. – Western Silver Corporation today announced drill results that confirm the presence of high-grade gold and a significant gold zone at Peñasco, located one mile northwest of the Chile Colorado deposit within its wholly-owned Peñasquito silver, gold, zinc and lead property in central Mexico.

Peñasco Gold Zone. Six holes were completed north and south of hole WC-112, where high-grade gold was initially discovered. The gold-silver zone in the northeastern quarter of the Outcrop breccia is characterized by thick intercepts of plus-one gram per tonne gold and narrower intervals of plus-ten gram per tonne gold. These holes demonstrate that the zone has a minimum width of 400 meters north-south and a vertical extent of at least 400 meters. The east-west dimensions must be determined by additional drilling, but available drill data suggest a potential width of at least 300 meters. The top of the zone appears to begin at a depth of approximately 250 meters below surface.  Petrographic analysis of selected samples from WC-112 confirms the presence of free gold and gold-silver tellurides.

Of particular note is hole WC-166, collared 250 meters due north of WC-112 and drilled due north at minus 60 degrees. A zone of gold mineralization was intersected at 424 meters that extends to the breccia contact at 526 meters. The interval from 424 to 486 meters (62 meters) averages 0.82 grams per tonne of gold, 41 grams per tonne of silver, 0.49% lead and 0.79% zinc. The next 2-meter interval from 486 to 488 meters contains spectacular native gold and argentite that assays 536 grams per tonne gold (15.6 ounces per ton), 8280 grams per tonne silver (241 ounces per ton), 4.27% lead and 8.51 % zinc. This is followed by a 24-meter interval that assays 5.78 grams per tonne gold, 161 grams per tonne silver, 1.82% lead and 4.98% zinc. This is the first visible gold observed in core at Peñasquito and suggests the possible presence of extremely high grade mineralization that could be mined by underground methods.

Assay results from today’s forty-nine additional core holes, forty-six of which are in the Outcrop breccia (Peñasco) zone, and three in the Chile Colorado deposit, as well as a map showing drill-hole locations, will be posted on the company’s web site at www.westernsilvercorp. com. Assay results for selected holes are reported in this release.

Current program at Peñasco. Current drilling at Peñasco has the dual objective of determining the vertical and lateral extent of the high-grade gold intercept in hole WC-166; and, drilling off the gold zone on a minimum grid spacing of 50 meters east-west by 100 meters north-south. Dr. Tom Patton, the Company’s President and Chief Operating Officer, says: “The presence of narrow high grade intercepts with free gold and gold-silver tellurides is an intriguing development that may prove important if continuity can be demonstrated.”

Drilling resumed at Peñasco on August 24th with four core rigs.

Earlier this year, an independent pre-feasibility study confirmed the property’s Chile Colorado zone as one of the world’s largest undeveloped, bulk-mineable silver deposits. Peñasco was not included in the pre-feasibility study. The Company intends integrating Peñasco, together with Chile Colorado, into the full feasibility study to be released next year.

Dale Corman, Chairman and Chief Executive Officer of Western Silver, says: “The company is extremely pleased with these results. The potential high-grade underground gold zone and the higher grade gold within the Peñasco zone have the potential to dramatically enhance the project’s economics.” Mr. Corman said in the Company’s latest quarterly report that sufficient drill holes have now been completed at Peñasco to complete a resource calculation which is scheduled for release by the end of September.

Dr. Tom Patton is the qualified person responsible for the preparation of this release.

Note: In order to convert grams per tonne (g/t) to ounces per ton (opt) divide by 34.286.  There are 3.28 feet to the meter.

Western Silver Corporation (AMEX:WTZ; TSX:WTC) is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company’s primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado Zone at Peñasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at conservative metals prices. Western Silver also has an interest in the world-class San Nicolas zinc-copper project in Mexico with Teck Cominco Limited and owns the Carmacks Copper Project in the Yukon.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

For more information, please contact:

Thomas Patton, President and COO of Western Silver, at 604-641-2768.

Gerald Prosalendis, Vice President of Corporate Development, at 604-694-2740.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission

Hole	Interval			Au	Ag	Pb	Zn
	From – To	(m)	(ft)	(g/t)	(g/t)%		%
PEÑASCO GOLD
WC-152	296.00 - 754.00	458.00	1502.2	1.61	46	0.49	1.17
Includes	344.00 - 354.00	10.00	32.8	6.02	193	0.77	2.11
Includes	460.00 - 524.00	64.00	209.9	4.80	62	0.71	1.70
Includes	518.00 - 522.00	4.00	13.1	17.20	45	0.44	1.41

WC-160	382.00 - 730.00	348.00	1141.4	1.67	51	0.56	1.14
Includes	404.00 - 536.00	132.00	433.0	4.14	48	0.63	1.11
Includes	414.00 - 436.00	22.00	72.2	8.64	45	0.46	0.53
Includes	504.00 - 512.00	8.00	26.2	21.83	86	1.19	2.15

WC-166	54.00 - 94.00*	40.00	131.2	0.62	61	0.59	0.69
	424.00 - 486.00	62.00	203.4	0.82	41	0.49	0.79
	486.00 - 488.00	2.00	6.6	536	8280	4.27	8.51
	488.00 - 512.00	24.00	78.7	5.78	161	1.82	4.98
	512.00 - 526.00	14.00	45.9	1.30	30	0.20	0.43

WC-170	372.00 - 374.00	2.00	6.6	17.15	393	0.02	0.07

WC-174	8.00 - 112.00*	104.00	341.1	0.73	45	0.34	0.34
	112.00 - 802.00	690.00	2263.2	0.43	38	0.46	1.02
includes	396.00 - 470.00	74.00	242.7	1.48	58	0.69	1.65
includes	420.00 - 442.00	22.00	72.2	3.27	59	0.55	1.48

WC-179	296.00 - 630.60	334.60	1097.5	1.05	36	0.59	1.41
includes	476.00 - 600.00	124.00	406.7	2.09	56	0.96	2.19

WC-132	186.00 - 481.89	295.89	970.5	0.84	25	0.06	1.35

* oxide mineralization

Core and RC samples were prepped and analyzed by ALS Chemex. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish (Au GRA21) was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion (Cu/Pb/Zn AA46). Samples with greater than 5 g/t gold were rerun by screen and fire assay at ALS Chemex using  new 1000 gram pulps (SCR21).